NO ACT

PE 12-17-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005780

January 10, 2011

Received SEC
JAN 10 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-10-11

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 17, 2010

Dear Mr. Gerber:

This is in response to your letter dated December 17, 2010 concerning the shareholder proposal submitted to Bank of America by Jeffrey L. Doppelt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Andrew T. Cupit

FISMA & OMB Memorandum M-07-16

January 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 17, 2010

The proposal directs the board to amend the bylaws to require majority shareholder approval before the company can authorize and issue additional common shares until the price of the company's common stock closes above $35.00 per share or until the amount of issued and outstanding common stock is brought down and remains below 10 billion shares.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to the authorization and issuance of the company's common stock. Proposals concerning the issuance of authorized shares are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 17, 2010 Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Jeffrey L. Doppelt

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 15, 2010 (the "Proposal") from Jeffrey L. Doppelt (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel to the Corporation.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED**: "[sic]That the Board of Directors amend the bylaws of the corporation to require majority shareholder approval before the company can authorize and issue additional common shares, until the price of the Company's common stock closes above its pre-crash closing price of $35.00 per share as traded on September 30, 2008, or until the amount of issued and outstanding common stock is brought down and remains below 10 billion shares.[1]

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rules 14a-8(f), 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(6), 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(f) because it exceeds the 500-word limitation set forth under Rule 14a-8(d). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The

---

[1] As discussed in greater detail below, we note that the Proposal is ambiguous. It is unclear whether the reference to "authorize and issue additional common shares" is to prevent (i) the issuance of shares of common stock of the Corporation that are currently authorized under its Certificate of Incorporation but have not yet been issued or (ii) the authorization and issuance of shares of common stock of the Corporation beyond those shares that are already authorized to be issued under its Certificate of Incorporation. To the extent that the Proposal is intended to address the latter situation, by operation of Section 242 of the General Corporation Law of the State of Delaware (the "DGCL"), the Proposal has been substantially implemented. See Section 6 below for a discussion of Rule 14a-8(i)(10). Accordingly, unless otherwise indicated herein, we have assumed that the Proposal is intended to address the issuance of shares of common stock of the Corporation that are currently authorized under its Certificate of Incorporation but have not yet been issued.

Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Corporation believes it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. Finally, Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words.

The Proposal was received by the Corporation on November 17, 2010. After review, the Corporation determined that the Proposal exceeded 500 words. Accordingly, the Corporation sent a letter via overnight courier to the Proponent (through his designated legal counsel) on November 29, 2010, which was within 14 calendar days of the Corporation's receipt of the Proposal. The letter notified the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Defect Letter"). A copy of the Defect Letter and the courier records confirming delivery thereof to the Proponent's legal counsel on November 30, 2010 is attached hereto as **Exhibit B**.

The Proponent's legal counsel responded on the Proponent's behalf by letter dated December 2, 2010 (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as **Exhibit C**. The Proponent's Response did not revise the Proposal to reduce it to 500 words or less. In the Proponent's Response, the Proponent stated his view that the Proposal and supporting statement were 499 words in length and requested that the Proponent's Proposal "as originally presented for submission to the shareholders of Bank of America" be included in the Corporation's proxy materials for the 2011 Annual Meeting.

The Corporation may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. Historically, the Division has interpreted Rules 14a-8(d) and 14a-8(f)(1) strictly in permitting the exclusion of proposals that exceed the 500-word limitation, even if by only a few words. *See, e.g., Amoco Corp.* (January 22, 1997) (excluding a proposal with 503 words). *See also Pool Corp.* (February 17, 2009); *Procter & Gamble Co.* (July 29, 2008); and *Amgen, Inc.* (January 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words).

The Division has established clear and unambiguous rules regarding the method for counting words under Rule 14a-8(d). When counting the number of words in a proposal, the Division has indicated that hyphenated words and compound words should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (February 27, 2000, affirmed on reconsideration, March 13, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained more than 500 words but would have contained less than 500 words if hyphenated words and words separated by "/" were counted as one word). The Division also has indicated that numbers should be counted as words. *See Aetna Life and Casualty Co.* (January 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(l) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation"). Finally, in *Intel Corporation* (March 8, 2010), the Division clarified that pursuant to Rule 14a-8(f) the Division counts "each percent symbol and dollar sign as a separate word" for purposes of determining the 500-word count.

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 510 words. In arriving at this calculation, we followed Division precedent and treated each percentage symbol and dollar sign as a separate word, each hyphenated phrase or compound word as two or more words and counted each number as a single word (although we have not counted each digit within each number as a single word). Since the Proponent's has not revised the Proposal in response to the Corporation's timely request, the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(l) because it exceeds 500 words.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law and pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to "violate any state, federal, or foreign law to which it is subject." For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit D** (the "RLF Opinion"), the Proposal is not a proper subject for action by stockholders under Delaware law in violation of Rule 14a-8(i)(1) and because the Proposal, if implemented, would require the Corporation to violate Delaware law in violation of Rule 14a-8(i)(2).

The Proposal is not a proper subject for stockholders under Delaware law because it is not phrased in precatory language such that it recommends that the Corporation's Board of Directors (the "Board") take action. Rather, the Proposal directs the Board to amend the Corporation's Bylaws to "require majority shareholder approval before the company can authorize and issue additional common shares" until certain conditions are met. In addition, if approved, the Proposal would result in the creation of a Bylaw provision that impermissibly infringes on the power of the Board to issue stock under the DGCL and the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"). Further, action pursuant to the Proposal would conflict with the Corporation's contractual obligations that include its obligations to holders of its preferred stock as provided for in its Certificate of Incorporation. For these reasons, the actions requested by the Proposal would violate Delaware law.

A. The provision contemplated by the Proposal may not be validly included in the Corporation's Bylaws.

As a general matter, a board of directors (if such authority is provided for in a certificate of incorporation) and stockholders of a Delaware corporation have the power to amend a corporation's bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the DGCL, which provides:

> The bylaws may contain any provision, <u>not inconsistent with law</u> or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(emphasis added) The bylaw amendment contemplated by the Proposal, if adopted, would violate several provisions of the DGCL because it would improperly limit the Board's authority to manage the business and affairs of the Corporation. In particular, the limit on the Board's authority to issue stock imposed by the Proposal would violate Sections 141(a), 152, 153 and 161 of the DGCL and is not a proper subject for action by the Corporation's stockholders at the 2011 Annual Meeting under Delaware law or under Rule 14a-8(i)(1).

Under Section 141(a) of the DGCL, a board of directors has the power and authority to manage the business and affairs of a corporation. This power includes the "exclusive authority to issue stock and regulate a corporation's capital structure." *Grimes v. Alteon Inc.*, 804 A.2d 256, 261 (Del. April 23, 2002). As stated by the Delaware Supreme Court, the "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." *STAAR Surgical Co. v. Waggoner*, 588 A.2d 1130, 1136 (Del. 1991). As a result, the power to issue shares and determine the consideration for which shares are to be issued lies with a board of directors and "has been held to be such a 'vitally important duty' that it cannot be delegated." *Cook v. Pumpelly*, 1985 Del. Ch. LEXIS 451, at 24 (Del. Ch. May 24, 1985) (citing *Field v. Carlisle Corp.*, 68 A.2d 817, 820 (Del. Ch. 1949)). Sections 152, 153 and 161 of the DGCL relating to the issuance of capital stock, together with Section 141(a), underscore a board of director's broad powers and duties in this regard.

Section 152 of the DGCL (along with Sections 141 and 153 of the DGCL) requires that any issuance of stock by a corporation be duly authorized by its board of directors. *See* Edward P. Welch, Andrew J. Turezyn, Robert S. Saunders, 1 *Folk on the Delaware General Corporation Law* § 152.1 (5th ed. 2010-1 Supp.). Among other things, Section 152 of the DGCL states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine . . . . [T]he judgment of the directors as to the value of such consideration shall be conclusive." Section 153(a) of the DGCL provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." Accordingly, absent a provision in the certificate of incorporation, the authority and discretion with respect to the issuance of shares of a corporation's capital stock lies with its board of directors.

In addition, Section 161 of the DGCL confirms that directors have the authority to issue all of the shares of capital stock authorized under a company's certificate of incorporation and not otherwise reserved for issuance. A board of directors is therefore authorized under the DGCL to issue stock out of a company's authorized and unreserved share capital without seeking stockholder approval. This authority may be restricted ***only through a provision of the certificate of incorporation*** adopted pursuant to Section 102(b)(1) of the DGCL, which provides that a certificate of incorporation may contain "any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . if such provisions are not contrary to the laws of this State." Absent such restriction in the certificate of incorporation, "[a]s a matter of legal authority, it is clear that a board of directors may issue stock to whomever it chooses so long as the . . . required consideration is received." *Farahpour v. DCX, Inc.*, 635 A.2d 894, 899 (Del. 1994).

The Certificate of Incorporation provides that the Corporation may issue up to twelve billion eight hundred million shares of common stock and up to one hundred million shares of preferred stock. Specifically, Article 3 of the Certificate of Incorporation provides that "[t]he number of shares . . . the Corporation is authorized to issue is Twelve Billion Nine Hundred Million (12,900,000,000) divided into the following classes: Common . . . [and] Preferred." The Certificate of Incorporation contains no restrictions on the Board's ability to issue shares of common stock, nor does it confer any powers on the stockholders with respect to the issuance of stock. Thus, the Board has broad authority under the DGCL and the Certificate of Incorporation to issue shares of common stock without seeking stockholder approval.

Accordingly, under the DGCL any limitation or restriction on the Board's authority to issue stock of the Corporation ***must be set forth in the Certificate of Incorporation***. If adopted and implemented, the bylaw provision contemplated by the Proposal would impermissibly infringe upon the Board's power under Sections 152, 153 and 161 of the DGCL and the Certificate of Incorporation to issue shares of common stock of the Corporation. In that respect, such provision would violate Delaware law and could not be validly implemented through the Bylaws. *See Section 109(b) of the DGCL* ("The bylaws may contain any provision, <u>not inconsistent with law or with the certificate of incorporation</u>, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added) Because the Proposal would require the Board to obtain majority stockholder approval prior to issuing shares of common stock, implementation of the Proposal may be effected ***only by an amendment to the Certificate of Incorporation***, which restricts the Board's ability to issue common stock, conforming with Section 102(b)(1) of the DGCL. Any such amendment could be effected only in accordance with Section 242 of the DGCL, which requires that any amendment to a certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby.

Moreover, under Section 141(a) of the DGCL the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) expressly provides that if there is to be any deviation from the general mandate that a board of directors manage the business and affairs of a corporation, such deviation must be provided in the DGCL or the certificate of incorporation. As discussed above, the Certificate of Incorporation does not provide for any substantive limitations on the Board's power to issue shares of its capital stock, and, unlike other provisions of the DGCL that allow the Board's statutory authority to be modified through the bylaws, Sections 152, 153 and 161 do not provide that a board's power to issue shares of stock may be modified through the bylaws. Further, the phrase "except as may be otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the DGCL that could entirely disable a board from exercising its statutory power. *See RLF Opinion* for a detailed discussion of this point. The bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to issue shares of stock of the Company – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to issue shares of common stock – and would violate Delaware law.

B. The bylaw contemplated by the Proposal would conflict with existing obligations of the Corporation under its Certificate of Incorporation.

If adopted by the stockholders and implemented, the bylaw provision contemplated by the Proposal would conflict with obligations of the Corporation under its Certificate of Incorporation in violation of Delaware law and Rule 14a-8(i)(2). Article 3 of the Certificate of Incorporation authorizes the issuance of one hundred million shares of preferred stock of the Corporation and provides the Board with the "power and authority to establish one or more series within the class of preferred shares." Pursuant to this authority, the Board established and designated a 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L, $0.01 par value, of the Corporation (the "Series L Preferred Stock") on January 28, 2008. Section 5 of the Certificate of Designations for the Series L Preferred Stock (the "Certificate of Designations") provides that "[e]ach Holder shall have the right, at such Holder's option, at any time, to convert all or any portion of such Holder's Series L Preferred Stock into shares of Common Stock at the applicable Conversion Rate." Shares of the Series L Preferred Stock are therefore convertible at any time into shares of common stock at the option of the holder without regard to the market price of the Corporation's common stock at the time of conversion.

The bylaw provision contemplated by the Proposal requires stockholder approval for the issuance of <u>any</u> shares of common stock and contains no exceptions for the Corporation's existing contractual obligations to issue shares of common stock. As a result, if implemented, such a bylaw provision would conflict with the unrestricted right of the holders of the Series L Preferred Stock to convert their preferred shares into common stock and the corresponding obligation of the Corporation to issue shares of common stock upon conversion. The Proposal is inconsistent with the provisions of the Certificate of Incorporation providing for the conversion of the Series L Preferred Stock. It therefore could not be validly implemented through the Bylaws, making it an improper matter for stockholder action under Delaware law and Rule 14a-8(i)(1). Further, the rights of the holders of the Series L Preferred Stock set forth in the Certificate of Designations, including the right to convert their preferred shares to shares of common stock, are contractual rights. The court in *In re Sunstates Corp. S'holder Litig.*, 788 A.2d 530, 533 (Del. Ch. 2001) explains,

> Section 151(a) of the Delaware General Corporation Law allows Delaware corporations to issue stock having such 'special rights, and qualifications, limitations or restrictions' relating thereto 'as shall be stated and expressed in the certificate of incorporation or of any amendment thereto . . . .' Thus, the law recognizes that the

> existence and extent of rights of preferred stock must be determined by reference to the certificate of incorporation, those rights being essentially contractual in nature.

Jedwab v. MGM Grand Hotels, Inc., 509 A.2d 584, 594 (Del. Ch. 1986) further states that "[w]ith respect to matters relating to preferences or limitations that distinguish preferred stock from common, the duty of the corporation and its directors is essentially contractual." Accordingly, the bylaw contemplated by the Proposal, if adopted by stockholders and implemented by the Board, would conflict with the unrestricted right of the holders of the Series L Preferred Stock to convert their preferred shares into shares of common stock, causing the Corporation to violate its contractual obligations to holders of Series L Preferred Stock. Consequently, the Proposal, if adopted, would cause the Corporation to violate Delaware law and Rule 14a-8(i)(2).

In addition to the discussion above and the RLF Opinion, the Division has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(1) where a proposal mandates or directs a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See Bank of America* (February 24, 2010); *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Furthermore, the Division has regularly permitted the exclusion of stockholder proposals under Rule 14a-8(i)(2) where the implementation of the proposal would cause the subject company to violate state, federal or foreign law to which it is subject. *See Bank of America* (January 13, 2010); *Bank of America Corporation* (February 11, 2009); *Baker Hughes, Inc.* (March 4, 2008); and *Time Warner, Inc.* (February 26, 2008).

Based on the forgoing and the matters discussed in the RLF Opinion, (i) the Proposal is not proper for stockholder action under Delaware law and is therefore excludable under Rule 14a-8(i)(1), and (ii) the Proposal, if implemented, would cause the Corporation to violate Delaware law and is therefore excludable under Rule 14a-8(i)(2).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement the proposal." The discussion set forth in section 2 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating

Delaware law and, accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks both legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

The Division has consistently found a wide range of proposals that address issues related to financing matters and the management of a company's capital structure (including the issuance of stock, establishment of a stock buyback or repurchase program, redemption and conversion of a class of stock, rounding out fractional shares, establishment of a dividend reinvestment plan and the management of existing debt) are excludable under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they relate to matters of ordinary business. In *Harken Energy Corporation* (March 31, 2001) ("*Harken*") and *NetCurrents, Inc.* (May 3, 2001) ("*NetCurrents*"), proposals requested that the board adopt a resolution providing for stockholder approval before any of the company's stock could be issued. In concurring with the registrants in *Harken* and *NetCurrents* that the proposals could be excluded under Rule 14a-8(i)(7), the Division noted that the proposal related to the company's "ordinary business operations (i.e., the issuance of authorized shares)." *See also, Patriot Scientific Corporation* (August 21, 2008) ("*Patriot*"). In *Astronics Corporation* (March 2, 2001), a proposal to redeem a class of preferred stock and covert such preferred stock to common stock was excludable under Rule 14a-8(i)(7). In *Cleco Corporation* (January 21, 2003), a proposal to redeem a class of preferred stock was excludable under Rule 14a-8(i)(7), and in *Medstone International, Inc.* (May 1, 2003), a proposal to implement a common stock repurchase program was excludable under Rule 14a-8(i)(7). In *Wilshire Oil Company of Texas* (March 12, 1996) and *GenCorp* (January 6, 1986), proposals seeking to permit stockholders to round out fractional shares resulting from stock dividends/splits were excludable under Rule 14a-8(c)(7). In *Prudential Financial, Inc.* (January 11, 2008), a proposal requesting the establishment of a dividend reinvestment plan was excludable under Rule 14a-8(c)(7). Finally, in *Vishay Intertechnology, Inc.* (March 28, 2008), a proposal regarding the management of the company's existing debt was excludable under Rule 14a-8(i)(7).

The Proposal would "require majority shareholder approval before the company can authorize and issue additional common shares" until specified conditions are met. Accordingly, the Proposal relates to financing matters and the management of a Corporation's capital structure as discussed above. As with *Harken*, *NetCurrents* and *Patriot*, the Proposal relates to the issuance of authorized shares of common stock, a matter of ordinary business under well established Division precedent. Further, the Proposal does not raise significant social policy issues contemplated by Rule 14a-8(i)(7).

As discussed in great detail above and in the RLF Opinion, the issuance of the Corporation's stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. Delaware law makes clear that the issuance of stock and the determination of the consideration for which stock is to be issued lies with a board of directors and is a vitally important duty that cannot be delegated. Further, several provisions of the DGCL relating to the issuance of corporate stock underscore a board of director's broad powers and duties in this regard.

Based on the foregoing, the discussion in the RLF Opinion, which is incorporated herein, and Division precedent, the Proposal clearly relates to a matter of ordinary business and may be excluded under Rule 14a-8(i)(7).

5. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a proposal should be drafted with precision. *See Staff Legal Bulletin 14* ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted."

As noted above, the Proposal is vague and indefinite because it is ambiguous in that it is unclear whether the reference in the Proposal to "authorize and issue additional common shares" is to address (i) the issuance of shares of common stock of the Corporation that are currently authorized under the Certificate of Incorporation but have not yet been issued or (ii) the authorization and issuance of shares of common stock of the Corporation beyond those shares that are already authorized to be issued under the Certificate of Incorporation. To the extent that the Proposal is intended to address the latter situation, by operation of Section 242 of the DGCL, the Proposal has been substantially implemented (as discussed below). If the Proposal is intended to address the former situation, the balance of this letter discusses the various flaws with the Proposal under Rule 14a-8. The supporting statement does not add particularly helpful guidance to resolve the Proposal's ambiguity. In any event, as a result of the Proposal's ambiguity, neither the Corporation nor stockholders would be able to determine with reasonable certainty what they are being asked to approve and what measures the Corporation would take if the Proposal was approved.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals that involve vague and indefinite determinations that neither the stockholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved. *See Bank of America Corporation* (February 22, 2010) (excluding a proposal regarding the creation of a "board committee on US Economic Security"); *Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of [controlled-atmosphere killing, or] [sic] CAK"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal nor the subject company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented, and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and its stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous and indefinite that the Proposal may be omitted under Rule 14a-8(i)(3) as both a violation of Rule 14a-9 and Rule 14a-5.

6. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented the proposal.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See 1998 Release.* The Commission has made explicitly clear that a proposal need not be "fully effected" by a company to meet the substantially implemented standard under Rule 14a-8(i)(10). *1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Securities Exchange Act Release No. 34-12598* (July 7, 1976) (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (March 29, 1999). Furthermore, the Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). "[A] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).

The Division has also found proposals excludable under Rule 14a-8(i)(10) where an action was already required by law, as is the case with the Proposal. In *Yum! Brands, Inc.*(March 6, 2008) and *Johnson & Johnson* (February 17, 2006), a proposal to verify the employment legitimacy of employees was excludable because such verification was already legally required. In *Bank of America Corporation* (January 1, 2008), a proposal requesting disclosure of the board of directors meeting attendance records for the prior year was excludable because such disclosure was already legally required under Commission disclosure rules. *See also, Wal-Mart Stores, Inc.* (March 28, 2007) (regarding disclosure already required under Commission disclosure rules). Finally, in *Altera Corporation* (March 17, 2005) a proposal requested that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company was excludable because such expensing was legally required shortly after the annual meeting.

Although it is not clear, for purposes of this discussion of Rule 14a-8(i)(10), we have assumed that the Proposal addresses the authorization and issuance of shares of common stock of the Corporation beyond those shares that are already authorized to be issued under the Certificate of Incorporation.

By operation of Delaware law, the objective of the Proposal has been substantially implemented. Under Section 242 of the DGCL, the Corporation cannot amend its Certificate of Incorporation to increase the number of shares of common stock it is authorized to issue beyond that which is currently authorized by the Certificate of Incorporation without the approval of the holders of a majority in voting power of the outstanding shares of common stock. *See* DGCL Sections 242(a)(3) and (b). The Proposal requires a bylaw amendment that would

HUNTON& WILLIAMS

> require ***majority shareholder approval before the company can authorize and issue additional common shares***, until the price of the Company's common stock closes above its pre-crash closing price of $35.00 per share as traded on September 30, 2008, or until the amount of issued and outstanding common stock is brought down and remains below 10 billion shares.

(emphasis added) The issuance conditions do not change the analysis and are irrelevant with regard to the requirements of Section 242 of the DGCL. As noted in the RLF Opinion, Delaware law already requires majority stockholder approval to amend the Certificate of Incorporation to increase the number of authorized shares.

By operation of Delaware law, the requirements of the Proposal have been fully effected and not just substantially implemented. Because the Proposal has been substantially implemented, it may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Andrew T. Cupit
Craig T. Beazer

EXHIBIT A

The Proposal

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

November 15, 2010

VIA FEDERAL EXPRESS
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Attn: Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2010 Bank of America Corporation Annual Meeting
ATC File Number: 0014.0007

Dear Sir/Madam:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Bank of America Corporation at the next annual meeting.

Pursuant to Article III, Section 12 of the Bylaws of Bank of America Corp., as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** the record owner of 376 shares of common stock and the beneficial owner of approximately 21,617 shares of common stock of the Company, for over one (1) year prior to the next annual meeting of shareholders of the corporation (*see* attached copy of account statements), with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Bank of America Corporation ("the Company"), at the 2010 Annual Meeting of Stockholders:

"**RESOLVED:** "That the Board of Directors amend the bylaws of the corporation to require majority shareholder approval before the company can authorize and issue additional common shares, until the price of the Company's common stock closes above its pre-crash closing price of $35.00 per share as traded on September 30, 2008, or until the amount of issued and outstanding common stock is brought down and remains below 10 billion shares.

Supporting Statement

The company currently has 12.8 billion authorized and 10.03 billion common shares issued and outstanding. This represents an increase of more than 50% in the common stock float since the Company's acquisition of Merrill Lynch. Included in these authorized shares are approximately 700 million shares available for various incentive purposes. While the Board may suggest that there are protections for stockholder interests, the present level of common float and the potential dilution at the current $11 - $13 trading range is unsustainable for meaningful future growth.

By way of example but not meant to be exclusive, the Board may suggest that the issuance of additional equity serves a critical role in employee incentive programs and that equity awards are the simplest, most direct way to attract and retain qualified associates, aligning their interests with those of stockholders. However, these are substantially the same activities that were responsible for the drop in stock price from $55.08 and dividend from $2.56. The Board may further suggest that the issuance of additional equity is necessary to be market-competitive, also providing investment and acquisition opportunities. This is part of the same mentality that diluted shareholders' common value to the point of insignificance. The issuance of additional equity at these prices will further dilute the existing shareholder stake. The Board needs to do what is right for the shareholders, not what everyone else does.

As indicated, the resolution provides an exception to the restriction on the issuance of shares of Bank of America stock at prices below the September 30, 2008 closing price of $35.00 per share, where the issuance of shares would not increase the then issued and outstanding common shares to more than 10 billion shares. In other words, the resolution would permit the issuance of shares below the stated price where such does not exceed 10 billion shares issued and outstanding. This would restrict the Board from further diluting the current shareholders' respective positions as well as encourage the Board to initiate a stock buyback program at the present low trading range.

A core objective of the Company's equity distribution or asset acquisition plans should be to encourage senior management to challenge conventional thinking and wisdom, and to come up with innovative strategies and solutions for recovery. Until such time that the stock recovers to its pre-crash closing price of $35.00 per share or the Board stops the dilution of our stake, senior management should not capitalize at the expense of the shareholders, or further dilute our holdings.

For these reasons, I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Bank of America Corporation at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Encls.

EXHIBIT B

Defect Letter and Evidence of Receipt

Bank of America

KRISTIN MARIE OBERHEU, NCCP
Vice President / Senior Paralegal
Legal Department

November 29, 2010

OVERNIGHT DELIVERY

Andrew T. Cupit, Esq.
Law Offices of Andrew T. Cupit
203 West Somerdale Road
Voorhees, New Jersey 08043

Re: Shareholder Proposal from Jeffrey L. Doppelt to
Bank of America Corporation (the "Corporation")

Dear Mr. Cupit:

On November 17, 2010, we received your request on behalf of Mr. Jeffrey L. Doppelt to include a stockholder proposal in the Corporation's 2011 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility and/or procedural defect in your submission, as describe below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Under Rule 14a-8(d), a proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more 500 words, in violation of Rule 14a-8(d). Please revise the submission to reduce its length to comply with the 500-word limitation. If we do not receive a revised submission **within 14 calendar days** of your receipt of this letter, we believe that we may properly exclude the proposal from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including the proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 980-386-7483.

Very truly yours,

Kristin Marie Oberheu

Attachment

Tel: 704.386.7483 Fax: 704.409.0985
kristin.m.oberheu@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

EXHIBIT C

Proponent's Response

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Rec'd legal 12/6/10

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

December 2, 2010

VIA CERTIFIED MAIL
Bank of America
101 S. Tryon Street
Charlotte, NC 28255

Attn: Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Re: Shareholder Proposal of Jeffrey Doppelt
Dated November 15, 2010

Dear Ms. Oberheu:

We are in receipt of your letter of November 29, 2010, with respect to the above-referenced matter and thank you for same. However, please note that the particular proposal was checked many times against this office's word processor's word count and the word count for the proposal, from the word "Resolved" through the end of the supporting statement is 499 words. Thus, the proposal complies with the word limit as set forth in the regulations. Additionally, your "belief" that the proposal was more than 500 words is an insufficient basis for which to exclude a valid proposal. The paragraphs preceding the proposal are included to demonstrate compliance with the ownership and presentation requirements of the regulations and are not part of the proposal or the supporting statement, which as indicated consists of 499 words, thus complying with the limit.

Accordingly, kindly include Mr. Doppelt's proposal as originally presented for submission to the shareholders of Bank of America at the next annual meeting. Thank you.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

EXHIBIT D

RLF Opinion

RICHARDS
LAYTON &
FINGER

December 17, 2010

Bank of America Corporation
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Jeffrey L. Doppelt

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Jeffrey L. Doppelt (the "Proponent") that the Proponent intends to present at the Company's 2011 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004, the Certificate of Designations of 6.204% Non-Cumulative Preferred Stock, Series D of the Company, as filed with the Secretary of State on September 13, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series E of the Company, as filed with the Secretary of State on November 3, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series F of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of Adjustable Rate Non-Cumulative Preferred Stock, Series G of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of 6.625% Non-Cumulative Preferred Stock, Series I of the Company, as filed with the Secretary of State on September 25, 2007, the Certificate of Designations of 7.25% Non-Cumulative Preferred Stock, Series J of the Company, as filed with the Secretary of State on November 19, 2007, the Certificate of Designations of

Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M of the Company, as filed with the Secretary of State on April 29, 2008, the Certificate of Designations of 8.20% Non-Cumulative Preferred Stock, Series H of the Company, as filed with the Secretary of State on May 22, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series N of the Company, as filed with the Secretary of State on October 27, 2008, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on December 9, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 1, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 2, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 6.375% Non-Cumulative Preferred Stock, Series 3, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 4, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 5, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.70% Noncumulative Perpetual Preferred Stock, Series 6, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.25% Noncumulative Perpetual Preferred Stock, Series 7, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 8.625% Non-Cumulative Preferred Stock, Series 8, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series Q of the Company, as filed with the Secretary of State on January 8, 2009, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series R of the Company, as filed with the Secretary of State on January 16, 2009, the Certificate of Designations of Common Equivalent Junior Preferred Stock, Series S of the Company as filed with the Secretary of State on December 3, 2009, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on February 23, 2010, and the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on April 28, 2010 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on July 28, 2010 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **RESOLVED**: That the Board of Directors amend the bylaws of the corporation to require majority shareholder approval before the company can authorize and issue additional common shares, until the price of the Company's common stock closes above its pre-crash closing price of $35.00 per share as traded on September 30, 2008, or until the amount of issued and outstanding common stock is brought down and remains below 10 billion shares.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate Delaware law because it is not stated in precatory language such that it suggests or recommends that the Board of Directors of the Company (the "Board") take action. Rather the Proposal purports to direct that the Board amend the Bylaws to "require majority shareholder approval before the company can authorize and issue additional common shares" until certain conditions are met.[1] If approved, such a mandate from the

[1] The Proposal is ambiguous in that it is unclear whether the reference in the Proposal to "authorize and issue additional common shares" is to address (i) the issuance of shares of Common Stock of the Company that are currently authorized under the Certificate of Incorporation but have not yet been issued, or (ii) the authorization and issuance of shares of Common Stock of the Company beyond those shares that are already authorized to be issued under the Certificate of Incorporation. To the extent that the Proposal is intended to address the latter situation, under Section 242 of the General Corporation Law the Company cannot amend its Certificate of Incorporation to increase the number of shares of Common Stock it is authorized to issue beyond that which is currently authorized by the Certificate of Incorporation

stockholders to the Board to amend the Bylaws would result in a bylaw provision that impermissibly infringes on the power of the Board to issue stock under the General Corporation Law and the Certificate of Incorporation and conflicts with the Company's obligations to holders of its preferred stock as provided for in the Certificate of Incorporation, and thus would violate Delaware law.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As a general matter, the board of directors (if such authority is provided for in the certificate of incorporation) and the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. This power, however is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officer or employees.

8 Del. C. § 109(b) (emphasis added). In our view, the bylaw contemplated by the Proposal, if adopted, would violate several provisions of the General Corporation Law because it improperly limits the Board's authority to manage the business and affairs of the Company. In particular, the limit on the Board's authority to issue stock imposed by the Proposal would violate Sections 141(a), 152, 153 and 161 of the General Corporation Law and is not a proper subject for action by the Company's stockholders at the Annual Meeting under Delaware law.

Under the General Corporation Law, the board of directors has the power and authority to manage the business and affairs of the corporation. See 8 Del. C. § 141(a). This power includes the "exclusive authority to issue stock and regulate [the company's] capital structure." Grimes v. Alteon Inc., 804 A.2d 256, 261 (Del. Apr. 23, 2002). As stated by the Delaware Supreme Court, the "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar

---

without the approval of the holders of a majority in voting power of the outstanding shares of Common Stock. See 8 Del. C. § 242(a)(3), (b). Thus, if intended to address this situation, the Proposal would be duplicative of what Delaware law already requires in order to amend the Certificate of Incorporation to increase the number of authorized shares and therefore moot. Accordingly, for purposes of this opinion we have assumed that the Proposal is intended to address the issuance of shares of Common Stock of the Company that are currently authorized under the Certificate of Incorporation but have not yet been issued.

Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). As a result, the issuance of shares and the determination of the consideration for which shares are to be issued lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949)). Sections 152, 153 and 161 of the General Corporation Law relating to the issuance of corporate stock, together with Section 141(a), underscore the board of director's broad powers and duties in this regard.

Section 152 of the General Corporation Law (along with Sections 141 and 153 of the General Corporation Law) requires that any issuance of stock by a corporation be duly authorized by its board of directors. See Edward P. Welch, Andrew J. Turezyn, Robert S. Saunders, 1 Folk on the Delaware General Corporation Law § 152.1 (5th ed. 2010-1 Supp.). Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. . . . [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. § 152. Section 153(a) of the General Corporation Law provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). Accordingly, absent a provision in the certificate of incorporation, the authority and discretion with respect to the issuance of shares of a corporation's capital stock lies with the board of directors.

In addition, Section 161 of the General Corporation Law confirms that the directors have the authority to issue all of the shares of capital stock authorized under the certificate of incorporation and not otherwise reserved for issuance. See 8 Del. C. § 161. Specifically, Section 161 provides:

> The directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

Id. The board of directors is therefore authorized under the General Corporation Law to issue stock out of the corporation's authorized and unreserved share capital without seeking stockholder approval. This authority may be restricted only through a provision of the certificate of incorporation adopted pursuant to Section 102(b)(1) of the General Corporation Law, which provides that a certificate of incorporation may contain "any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . if such provisions are not contrary to the laws of this State." 8 Del. C. § 102(b)(1); see also Welch, et al., 1 Folk on the Delaware General Corporation Law § 161.1 (noting that, notwithstanding the board's general authority under Section 161 of the General Corporation Law to issue stock without stockholder approval, "the certificate of incorporation could provide for stockholder control over the issuance of already authorized shares under section 102(b)(1) . . . .'"). However, absent such a restriction in the certificate of incorporation, "[a]s a matter of legal authority, it is clear that a board of directors may issue stock to whomever it chooses so long as the . . . required consideration is received." Farahpour v. DCX, Inc., 635 A.2d 894, 899 (Del. 1994).

The Certificate of Incorporation provides that the Company may issue up to twelve billion eight hundred million shares of Common Stock and up to one hundred million shares of Preferred Stock. Specifically, Article 3 of the Certificate of Incorporation provides that "[t]he number of shares . . . the Corporation is authorized to issue is Twelve Billion Nine Hundred Million (12,900,000,000) divided into the following classes: Common . . . [and] Preferred." The Certificate of Incorporation contains no restrictions on the Board's ability issue shares of Common Stock, nor does the Certificate of Incorporation confer any powers on the stockholders with respect to the issuance of stock which are implicated by the bylaw provision contemplated by the Proposal. Thus, the Board has broad authority under the General Corporation Law and the Certificate of Incorporation to issue shares of Common Stock without seeking stockholder approval. See Del. C. §§ 152, 153 & 161; see also R. Franklin Balotti & Jesse A. Finkelstein, 1 The Delaware Law of Corporations & Business Organizations § 5.13 (3d ed. 2010 Supp.) (Absent a provision in the certificate of incorporation, "[t]he power to issue or take subscriptions for stock up to the amount authorized by the certificate of incorporation is granted by the General Corporation Law to the board of directors, and no consent of stockholders is required.") (internal citations omitted) (Messrs. Balotti and Finkelstein are members of this firm).

Accordingly, under the General Corporation Law any limitation or restriction on the Board's authority to issue stock of the Company must be set forth in the Certificate of Incorporation. If adopted and implemented, the bylaw provision contemplated by the Proposal would impermissibly infringe upon the Board's power under Sections 152, 153 and 161 of the General Corporation Law and the Certificate of Incorporation to issue shares of Common Stock of the Company. In that respect, such provision would violate the General Corporation Law and the Certificate of Incorporation and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).[2]

---

[2] Because the Proposal would require the Board to obtain the majority stockholder approval prior to issuing shares of Common Stock, implementation of the Proposal may be effected only by an amendment to the Certificate of Incorporation conforming with Section 102(b)(1) of the General Corporation Law which restricts the Board's ability to issue Common Stock. See 8 Del. C. §§ 102(b)(1), 242(b). Any such amendment could be effected only in accordance with Section 242 of the General Corporation Law, which requires that any amendment to a certificate of incorporation be approved by the board of directors, declared

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to issue shares of Common Stock of the Company (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the

---

advisable and then submitted to the stockholders for adoption thereby. See 8 Del. C. § 242; Balotti & Finkelstein, 1 The Delaware Law of Corporations & Business Organizations, § 8.10 ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Accordingly, under Delaware law neither the Board nor the stockholders may not unilaterally amend the Certificate of Incorporation. Further, even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation, the Board could not commit to implement such a proposal. Under the General Corporation Law, any amendment to the Certificate of Incorporation must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. See 8 Del. C. § 242; see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to . . . include a resolution declaring the advisability of the amendment. . . . "). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. See cf. Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger is advisable); Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to se the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders"). Thus, even if the Proposal requested an amendment to the Certificate of Incorporation, it would not be a proper matter for stockholder action.

[3] See infra, n. 4 and surrounding text.

certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). As discussed above, the Certificate of Incorporation does not provide for any substantive limitations on the Board's power to issue shares of its capital stock, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Sections 152, 153 and 161 do not provide that the board's power to issue shares of stock may be modified through the bylaws. See 8 Del. C. §§ 152, 153 and 161. Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shaprio, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

---

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to issue shares of stock of the Company – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to issue shares of Common Stock – such bylaw would violate Delaware law.

B. The Bylaw Contemplated by the Proposal Would Conflict with Existing Obligations of the Company Under the Certificate of Incorporation

If adopted by the stockholders and implemented, the bylaw provision contemplated by the Proposal would also conflict with existing obligations of the Company contained in the Certificate of Incorporation, and thus would violate Delaware law. Article 3 of the Certificate of Incorporation authorizes the issuance of one hundred million shares of Preferred Stock of the Company and provides the Board with the power and authority to "establish one or more series within the class of preferred shares." Pursuant to its authority under Article 3 of the Certificate of Incorporation, on January 28, 2008, the Board established and designated a 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L, $0.01 par value, of the Company (the "Series L Preferred Stock"). Under the terms of the Certificate of Designations for the Series L Preferred Stock, the shares of the Series L Preferred Stock are

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

convertible into shares of Common Stock at the option of the holder. Specifically, Section 5 of the Certificate of Designations provides that "[e]ach Holder shall have the right, at such Holder's option, at any time, to convert all or any portion of such Holder's Series L Preferred Stock into shares of Common Stock at the applicable Conversion Rate." Thus, holders of the Series L Preferred Stock may, at any time, require the Company to convert their shares of Series L Preferred Stock and issue such holder shares of Common Stock.

The bylaw provision contemplated by the Proposal, however, requires stockholder approval for the issuance of any shares of Common Stock. In addition, the Proposal contains no exception for the Company's existing contractual obligations to issue shares of its Common Stock. As a result, if implemented, such a bylaw provision would conflict with the unrestricted right of the holders of the Series L Preferred Stock to convert their preferred shares into Common Stock, and the corresponding obligation of the Company to issue shares of Common Stock pursuant to such conversion, provided for in the Certificate of Designations for the Series L Preferred Stock. Because the Proposal would be inconsistent with the provisions of the Certificate of Incorporation providing for the conversion of the Series L Preferred Stock into Common Stock, it could not be validly implemented through the Bylaws and is thus not a proper matter for stockholder action. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with . . . the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). Further, the rights of the holders of the Series L Preferred Stock set forth in the Certificate of Designations, including the right to convert their preferred shares to shares of Common Stock, are contract rights. See In re Sunstates Corp. S'holder Litig., 788 A.2d 530, 533 (Del. Ch. 2001) ("Section 151(a) of the Delaware General Corporation Law allows Delaware corporations to issue stock having such 'special rights, and qualifications, limitations or restrictions' relating thereto 'as shall be stated and expressed in the certificate of incorporation or of any amendment thereto . . . .' Thus, the law recognizes that the existence and extent of rights of preferred stock must be determined by reference to the certificate of incorporation, those rights being essentially contractual in nature."); Jedwab v. MGM Grand Hotels, Inc., 509 A.2d 584, 594 (Del. Ch. 1986) (stating that "[w]ith respect to matters relating to preferences or limitations that distinguish preferred stock from common, the duty of the corporation and its directors is essentially contractual"). Accordingly, because the bylaw contemplated by the Proposal would conflict with the unrestricted right of the holders of the Series L Preferred Stock to, at any time, convert their shares of stock and receive shares of Common Stock and thereby cause the Company to violate its contractual obligations to the holders of the Series L Preferred Stock, the Proposal, if implemented would violate Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would violate Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW